Room 4561
February 15, 2006

R. Ramaraj
Chief Executive Officer and
Managing Director
Sify Limited
Tidel Park, 2nd Floor
No. 4 Canal Bank Road
Taramani, Chennai 600 113, India

      Re:	Sify Limited
      Form 20-F for the Fiscal Year Ended March 31, 2005
		Filed July 1, 2005
		File No. 0-27663

Dear Mr. Ramaraj:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 20-F for Fiscal Year Ended March 31, 2005

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Revenue Recognition, page 42

1. We note that you recognize revenue related to fixed-price service arrangements using the percentage of completion method. Please explain to us why you believe this method of recognizing revenue is appropriate for these service arrangements. As part of your response, explain how you considered footnote 1 to SOP 81-1.

Item 18. Financial Statements

Consolidated Statements of Operations, page 68

2. We note that your "Products and Services" disclosures on page 91appear to indicate that your product revenues represent more than
10% of your consolidated revenues. Please explain to us how your presentation complies with Rule 5-03(1) and (2) of Regulation S-X.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Mark Kronforst, Senior Staff accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Mr. R. Ramaraj
Sify Limited
February 15, 2006
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